FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 28, 2002

Equant N.V.
(Translation of registrant's name into English)

Gatwickstraat 21-23
1043 GL Amsterdam Sloterdijk, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EQUANT ANNOUNCES THIRD QUARTER 2002 FINANCIAL HIGHLIGHTS

- Network Services Direct Revenues Grow by More Than 6 percent -

  Network Services Orders Continue at Recent Levels
  EBITDA of $46 Million
  Net Cash Position of $384 Million

AMSTERDAM (October 28, 2002) - Equant (New York Stock Exchange: ENT, Euronext Paris: EQU) today announced financial highlights for the third quarter of 2002.

Commenting on Equant's results, Didier Delepine, president and chief executive officer, said: "The economic environment continues to be weak but we see good levels of demand, especially for our IP based services. We are also seeing the first signs that pricing has stabilized for our high-end solutions. Besides a weaker economy our third quarter revenues have been impacted by a normal seasonal pattern and should increase in the fourth quarter.

"Against this background we continue to deliver. Our Direct Sales revenue growth of 6 percent is a reflection of the excellence both of our people and our product offering. I am also pleased to say that the refocusing of our sales effort earlier this year on integration services has halted the decline in this revenue stream, which showed a 16 percent sequential increase in the quarter.

"Network Services order intake this quarter continues at recent levels and brings our year to date order flow to $1.5 billion. Softness in demand due to the economy has been offset somewhat by wins from distressed carriers. To date we have some $124 million of wins from customers associated with Worldcom.

"We continue to control costs and are making plans for further cost reductions. This quarter our gross margin improved, and while we have not finalized the accounts we expect $46 million of EBITDA. This together with our continued close management of capital expenditures and working capital means that our cash position remains very strong.

"We make no changes to 2002 guidance."

Orders

Total order intake for Network Services was in line with the performance shown in recent quarters. During the third quarter of 2002, 75 major international corporations placed orders in excess of $1 million each with the Company. Contracts announced during the quarter included EurotaxGlass, Credit Lyonnais Securities Asia, Wessanen and Sylvania Lighting.

Since July 1, the Company has won 45 bids with an estimated order value of $124 million, from customers associated with WorldCom including multi-million dollar wins from a major European electronics company and a U.S.- based media company.

Revenues

The company's revenues this quarter were $731 million, a net decrease of 3.9 percent compared with the third quarter of 2001.

Network Services revenues of $388 million were essentially flat compared with the third quarter of 2001. There was a 6.2 percent increase in revenues from our multi national customer base serviced by our direct sales force, with increases in all regions. The increase in direct sales was broadly offset by a 15.0 percent decrease from indirect channels, where two of our key indirect channels, Deutsche Telekom and Sprint, reported revenue declines year over year.

Revenue Details ($ millions)

                      Unaudited

	3Q 02 Actual	3Q 01 Actual	Growth
Network Services (Direct)	287.5	270.8	6.2%
Network Services (Indirect) (1)	100.4	118.1	(15.0%)
Total Network Services	387.9	388.9	(0.3%)
Integration Services	120.7	126.5	(4.6%)
Other Services	58.9	69.4	(15.1%)
SITA Contract	163.2	175.3	(6.9%)
Total Revenues (2)	730.7	760.1	(3.9%)

Footnotes are shown on page 3

Revenues from Integration Services were 4.6 percent below the third quarter of 2001 but increased sequentially by 16.2 percent. This increase was mainly driven by fulfillment revenues.

Revenues from Other Services were 15.1 percent below the revenues recorded in the third quarter 2001, although broadly in line with the second quarter of 2002. The decrease primarily reflects a reduction in affiliation fees as a result of agreements reached in the second half of 2001 that changed the product management agreements with France Telecom Transpac, in line with the principles agreed at the time of the transaction.

Revenues from SITA declined 6.9 percent compared with the third quarter of 2001, reflecting the lower pricing and revised minimum revenue commitments effective July 1, 2002, the commencement of the second year of the new contractual arrangements.

Revenues derived from the France Telecom Group, which are included above, totaled $80 million in the third quarter.

Capital Expenditures and Cash

Capital expenditures in the quarter totaled $91 million compared with $160 million in the third quarter of 2001. Capital expenditures for the nine months to September 30, 2002 totaled $267 million compared with the pro forma $541 million in the comparative 2001 period. These significant reductions are a direct result of integration synergies and stringent controls on capital expenditures. The Equant business model has always been customer driven and capital is deployed on a just in time basis given the extensive existing network in place. As part of the synergies, the Company has been able to redeploy network equipment arising from the integration of the two networks.

On the basis of the Company's current plans, capital expenditures for the full year are expected to be below $400 million.

At September 30, 2002 the Company's net cash and cash equivalents totaled $384 million, an increase of $11 million from December 31, 2001 although a reduction of $42 million from the June 30, 2002 level. The cash position reflects the Company's focus on cost management, capital expenditures and working capital.

On the basis of current activity levels and the associated cash burn rates, and without recourse to either France Telecom's loan or any other source of finance, the Company believes it will not require any additional funding before 2004.

Footnotes:

(1) Network Services (Indirect) refers to Radianz, Deutsche Telekom, Sprint, France Telecom Transpac and other wholesale channels.

(2) Equant sold its Application Services division in October 2001. Therefore its Q3 2001 revenues of $4.4 million have been excluded from the 2001 information.

(3) EBITDA: earnings before finance charges, income taxes, share plan costs, non-recurring charges, depreciation and amortization.

(4) The pro forma information has been prepared, where information is available, as if the France Telecom transaction, including the acquisition of Global One, had occurred on January 1, 2001.

The Company will host a conference call for investors on October 29, 2002 at 7:30 am (EST) and 1:30 pm. (CET). The call can be accessed via the Equant web site (www.equant.com) or by dialing +1 913-981-5519 in North America or +44-20-7984-7572 in Europe.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global data and IP network and integration services for multinational businesses. The Equant network has unmatched seamless reach, connecting key business centers in 220 countries and territories, with local support in 191 countries. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies with the industry's most extensive portfolio of managed network services, including the market-leading IP VPN used by more than 600 global businesses. Equant, a member of the France Telecom Group, was recently named Best Global Carrier 2002 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations	Equant Investor Relations
Fredric Emmert +1 703 689 6010 Fredric.emmert@equant.com	Jim Armstrong +1 678 346 3754 james.armstrong@equant.com

Europe	Europe
Frédéric Gielec +33 1 46 46 21 89 Frederic.gielec@equant.com	Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com

Asia Pacific Australasia	France
Shirley Ng +65 335 6730 shirley.ng@equant.com	Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com